EXHIBIT 12

                 [ON SILVER, FREEDMAN & TAFF, L.L.P. LETTERHEAD]

   January 8, 1998

   Vincent Cainkar
   6215 West 79th Street, Suite 2A
   Burbank, Illinois 60459-1102

   Dear Mr. Cainkar:

             In accordance with your discussions with Al Baldermann, I have enclosed drafts of a settlement agreement and joint press release which will serve to settle the dispute between the Paul Duggan group and Damen Financial Corporation. We believe these materials address all of the issues raised in your discussions with Al Baldermann (note particularly
   Section 5 of the settlement agreement), except as follows:

             Tax free return of capital. As Al may have indicated, Grant Thornton, which has counseled Damen with respect to its ability to make tax free distributions and represented it on its related IRS filings, has advised Damen that it may not be in a position to make any tax free distributions. Accordingly, the materials enclosed herewith indicate that Damen will make a special dividend of at least $1.50 per share but are silent as to the tax treatment.

             Increase in quarterly dividend. In your correspondence with Al, you indicated that the quarterly dividend should be increased in stages over the next three quarters from $.06 to $.15 per share. While Damen certainly agrees that this scheme could have a favorable impact on its stock price, it is concerned about committing to a specific level of dividends in advance, especially since the terms of the settlement agreement will probably become public through its inclusion in SEC filings. Accordingly, Damen thought it more prudent to commit instead to increasing its quarterly dividend payout ratio to 90% or more of post-tax operating income.

             If you have any questions, or any comments on these matters, please do not hesitate to call.
                                      Sincerely,

                                      /s/ Kip A. Weissman

                                      Kip A. Weissman, P.C.

   cc:  Mary Beth Stull
        Albert Baldermann
        Paul Duggan